June 8, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Diamondback Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 8, 2012

File No. 333-179502

Ladies and Gentlemen:

Set forth below are the responses of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 25, 2012 with respect to the Amendment No. 1 to Registration Statement filed on May 8, 2012 (the “Amended Registration Statement”). Enclosed is a copy of Amendment No. 2 to the Amended Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Amended Registration Statement.

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your disclosure that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to state your election under Section 107(b) of the JOBS Act:

500 West Texas, Suite 1225 Midland, Texas 79701, tel. (432) 221-7400

June 8, 2012

United States Securities and Exchange Commission

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 82 to indicate that the Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and has acknowledged that such election is irrevocable.

2.	Please update all of the historical and pro forma financial statements included in your filing to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated all of the historical and pro forma financial statements included in the Amendment.

3.	We note your response to prior comment 10. We note your discussion regarding the length of ownership of “the securities” by Wexford/DB Holdings. When referring to “the securities,” it appears that you are referring to Wexford’s equity interest in Windsor Permian LLC. The length of ownership of Windsor Permian’s securities by Wexford is irrelevant in determining whether Wexford/DB Holdings are underwriters in this offering. The focus should be on the securities of Diamondback, the registrant in this offering. In this regard, we note that Diamondback was formed by Wexford as recently as December 2011; prior to Gulfport Energy Corporation’s contribution, Wexford will beneficially own 100% equity interest in Diamondback and, after the contribution, will own 65% of Diamondback’s common stock; and Wexford is involved, and will continue to be involved after the offering, directly or indirectly, in several aspects of Diamondback’s operations. See discussion in “Our Equity Sponsor” and “Related Party Transactions.” Accordingly, we reissue comment 10. Please identify Wexford/DB Holdings and Gulfport, which was recently added as a selling shareholder and appears to be affiliated with Wexford, as underwriters, unless you can provide us with legal analysis explaining why these entities should not be deemed underwriters.

June 8, 2012

United States Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the Amendment to identify that Wexford/DB Holdings and Gulfport may be deemed statutory underwriters.

Prospectus Cover Page

4.	We note that based on your revised disclosure, it appears that you intend to disclose the number of shares that may be sold by you and your selling stockholders in connection with the overallotment option on an aggregate basis. Please revise your filing to distinguish between the number of shares that may be sold by you, and the number of shares that may be sold by your selling stockholders, in connection with the overallotment option.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the prospectus to specify the maximum number of shares that may be sold by the Company, on one hand, and the selling stockholders, on the other, in connection with the underwriters’ overallotment option.

Prospectus Summary, page 1

5.	Please revise your filing to provide an organizational chart that describes your corporate structure prior to and subsequent to the contributions and this offering.

Response: In response to the Staff’s comment, the Company has provided an organizational chart on page 9 that describes the Company’s structure prior to and after the offering.

6.	We note your statements, “Our estimated ultimate recoveries, or EURs, from future PUD wells, as estimated by Ryder Scott, range from 89 MBOE to 147 MBOE per well, with an average EUR per well of 127 MBOE.” and “Also, during the quarter ended March 31, 2012 our average daily production, pro forma for the Contributions, was 3,280 BOE/d, an increase of 11%, or 333 BOE/d, from 2,947 BOE/d for the quarter ended December 31, 2011.” Please amend your document here, on page 78 and any other appropriate place to disclose also the oil, natural gas and NGL volumes that comprise hydrocarbon quantities expressed in equivalent units.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 86 to disclose the oil, natural gas and NGL volumes that comprise hydrocarbon quantities expressed in equivalent units. In addition, the Company revised the disclosure to provide EURs based on three stream reserves, oil, natural gas and natural gas liquids, rather than two stream reserves, oil and natural gas. Accordingly, the EURs are slightly higher in this Amendment.

June 8, 2012

United States Securities and Exchange Commission

Use of Proceeds, page 42

7.	You disclose that you intend to use an unspecified amount of your net proceeds to repay outstanding borrowings under your revolving credit facility, $63.6 million to repay the Gulfport contribution note, and the balance to fund a portion of your exploration and development activities and for general corporate purposes. However, we note that the registration fee table in your initial registration statement indicates a proposed maximum aggregate offering price of $50 million. Please advise or revise to reconcile the use of proceeds.

Response: The Company acknowledges the Staff’s comment and expects to increase the size of the offering based on market conditions and other factors. Once the size of the offering is determined, the Company will either increase the proposed maximum aggregate offering price and pay the additional registration fee or revise the disclosure.

Pro Forma Financial Statements, page 48

8.	We will continue our review of your pro forma presentation once you have quantified the various adjustments and completed your statements.

Response: The Company acknowledges the Staff’s comment and will quantify the various adjustments in the Amendment and provide completed statements once the price range for the offering has been established.

9.	Please modify your introductory note to describe the contribution and acquisition transactions separately, and to indicate the relative timing of each. Given that you regard the acquisition of property interests from Gulfport Energy Corporation as a business combination to be accounted for using the acquisition method, you should modify disclosures throughout your filing as necessary to describe this transaction as an acquisition rather than a contribution.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment, including page 50 to describe the transaction as an acquisition and to clarify the relative timing of each transaction.

10.	Please disclose the extent to which you are able to integrate and operate the acquired properties with your existing employees and infrastructure.

June 8, 2012

United States Securities and Exchange Commission

Response: The Company has previously disclosed on page 7 of the prospectus summary that the Company is the operator of the properties to be acquired from Gulfport. The Company has clarified on page 7 of the Amendment that it is also the operator of the acreage currently held by Windsor UT LLC, all of the outstanding equity interests in which will be contributed to Windsor Permian LLC before it is contributed to the Company. In response to the Staff’s comment, the Company has revised its disclosure on page 50 to clarify that as the current operator of the properties to be acquired by the Company upon completion of the Acquisition and the Contribution, the Company does not expect any material impact of these transactions on the Company’s existing employees or infrastructure.

Note 2—Pro Forma Assumptions and Adjustments, page 51

11.	The disclosure in paragraph (b) explains that you are adjusting the pro forma financial statements for the distribution of your minority equity interests in Bison prior to the contribution of Windsor Permian. Given that your share of Bison’s earnings are recorded as a credit to oil and gas properties under the full cost methodology, it appears you would need a corresponding pro forma adjustment to oil and gas properties in depicting the distribution.

Response: In response to the Staff’s comment, the pro forma condensed consolidated balance sheet will be prepared as if the described transactions had taken place on the balance sheet date. Because this is a specific point in time, the balance sheet will not have a pro forma adjustment to oil and gas properties for the Company’s share of Bison’s earnings which were recorded as a credit to oil and gas properties under the full cost methodology of accounting as these earnings are for a period of time prior to the balance sheet date. However, please note that the Company’s pro forma adjustments for depletion, depreciation and amortization will be computed to exclude the noted credit to oil and gas properties during the applicable period.

12.	Please modify your disclosure in paragraph (d) to indicate the portions of your adjustment attributable to value ascribed in purchase accounting and any effect associated with using a larger quantity of reserves in your unit-of-production computation. Also indicate whether you anticipate any change in the assumptions underlying estimates of future development costs for all properties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54. In addition, the Company does not anticipate any material change in the assumptions underlying the estimates of future development costs for all properties.

June 8, 2012

United States Securities and Exchange Commission

Note 3—Oil and Natural Gas Producing Activities, page 51

13.	As Diamondback Energy, Inc. will be subject to income taxes as a C-Corp, it appears you should modify your pro forma standardized measure of discounted future net cash flows on page 53 to include estimated income taxes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 to include estimated income taxes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Liquidity and Capital Resources, page 66

14.	We note your disclosure at page 69 that you intend to allocate $8 million for leasehold acquisitions in your 2012 capital budget, but you also state that your “capital expenditure budget for 2012 does not allocate funds to any leasehold interest and property acquisition.” Please revise your filing to clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 to clarify that the Company’s capital expenditure budget for 2012 allocates $8.0 million to leasehold interest and property acquisitions.

Existing Revolving Credit Facility, page 68

15.	We note you disclose that pursuant to the revolving credit agreement, your current borrowing base of $100 million will be reduced to $85 million after October 15, 2012. You also state that you “expect that [your] borrowing base will be increased as a result of [your] acquisition of the oil and gas properties subject to the Gulfport contribution and those properties owned by Windsor UT.” Please clarify whether you expect your borrowing base to be increased from $100 million or $85 million.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 to clarify that the borrowing base will be increased from $100 million or from $85 million as may be applicable at the time the Transactions are completed.

June 8, 2012

United States Securities and Exchange Commission

Business, page 77

Proved Undeveloped Reserves, page 87

16.	We note the statement, “On a pro forma basis after giving effect to the Contributions, at December 31, 2011 our total proved undeveloped reserves would have totaled 20,140 MBbls of oil, 24,262 MMcf of natural gas and 5,877 MBbls of natural gas liquids for a total of 30,055 MBOE.” Please amend your document to disclose the sources of change to your year-end 2011 pro forma PUD reserves. Refer to Item 1203 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 96 to disclose the sources of change to the Company’s PUD reserves on a pro forma basis.

Management, page 101

17.	Please revise the biographical information regarding Mr. Stice in this section to reflect your disclosure at page 121 regarding Mr. Stice’s positions at MidMar Gas LLC. If material, please also disclose the amount of Mr. Stice’s professional time that he devotes to his positions at MidMar Gas, and disclose any related risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 to reflect Mr. Stice’s positions at MidMar Gas LLC. Mr. Stice is not required to devote a material amount of his time to his position at MidMar and the Company does not believe that Mr. Stice’s professional time devoted to his positions at MidMar imposes any material risks on the Company.

Our Board of Directors and Committees, page 103

18.	We note your response to prior comment 33 that you have revised your disclosure to clarify that you do not intend to rely upon any exemptions provided to the company as a controlled company under The NASDAQ Global Market rules, except for the exemption from the need to establish an independent nominating committee. However, we were not able to locate such revised disclosure. Please advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 to clarify that it does not intend to rely on any exemptions available to the Company as a controlled company under The NASDAQ Global Market rules, except for the exemption from the need to establish an independent nominating committee.

June 8, 2012

United States Securities and Exchange Commission

Executive Compensation, page 104

Discretionary Annual Performance Bonus, page 107

19.	We note your revised disclosure in your table at page 108 that you granted annual incentive bonuses to each of your named executive officers in 2011. Please revise your filing to discuss how such awards were determined. If material, please discuss for each named executive officer the applicable performance goals referenced at page 107, and any achievement of such goals by the officer.

Response: The Company has previously disclosed under the heading “Management—Compensation Discussion and Analysis—Discretionary Annual Performance Bonus” that the annual performance bonus for each named executive officer was determined on a discretionary basis within the parameters specified by such executive officer’s employment agreement. In response to the Staff’s comment, the Company has revised its disclosure on page 117 of the Amendment to specify that the Company has not established any specific performance goals for the named executive officers while also identifying the general criteria considered by the Company in making the discretionary annual bonus determinations for the Company’s named executive officers.

2011 Grants of Plan-Based Awards, page 109

20.	We note your response to prior comment 34, and your undertaking to quantify the number of shares of the company’s common stock that will be substituted for the original option in a subsequent amendment once the information is available. Please also disclose the exercise price for each such new option.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 119 to reflect all available information.

Related Party Transactions, page 118

Gulfport Contribution and Investor Rights Agreement, page 118

21.	If material, please revise your filing to clarify how the post-closing cash adjustment will be determined, and provide illustrative examples.

Response: In response to the Staff’s comment, the disclosure on pages 7 and 128 has been revised to more closely track the language of the contribution agreement.

June 8, 2012

United States Securities and Exchange Commission

Marketing Services, page 120

22.	We note your disclosure that you have ceased all sales of your oil production under your agreement with Windsor Midstream LLC. Please disclose any related risks that are material. In that regard, we note your disclosure at page 21 that for the nine months ended September 30, 2011 and the years ended December 31, 2011 and 2010, Windsor Midstream LLC accounted for approximately 77.1, 78.4% and 81.7% of your revenue, respectively.

Response: As previously disclosed, the Company ceased all sales of its oil production to Windsor Midstream LLC effective December 1, 2011. Since then, the Company has sold its oil production to several purchasers, of which Plains Marketing L.P., Andrews Oil Buyers, Inc. and Occidental Energy Marketing Inc. accounted for approximately 63%, 13% and 12%, respectively, of the Company’s revenue for the first quarter ended March 31, 2012, as disclosed on pages 20, 23, 83 and 99 of the Amendment. Further, as disclosed on page 99 of the Amendment, on May 24, 2012, the Company entered into a five year agreement with Shell Trading (US) Company to sell its oil production with an estimated commencement date at the end of the first quarter of 2013. The agreement provides for initial delivery requirements of 5,000 barrels per day and increasing to 8,000 barrels per day during 2013 for the duration of the agreement. As a result, the Company does not believe that there are any material risks associated with the termination of its sales to Windsor Midstream LLC.

MidMar, page 121

23.	We note your disclosure that under the gas purchase agreement, MidMar Gas LLC is obligated to pay you a percentage of the net revenue received by MidMar for all components of your dedicated gas. Please revise your filing to disclose the applicable percentage.

Response: In response to the Staff’s comment, the Company has revised its disclosure under the heading “Related Party Transactions—MidMar” on page 132 of the Amendment, to disclose the percentage of the net revenue received by MidMar for the components of the Company’s dedicated gas.

Advisory Services Agreement, page 121

24.	Please revise your filing to disclose all material terms of your advisory services agreement with Wexford Capital LP, including your obligations under the agreement to indemnify Wexford and related parties.

June 8, 2012

United States Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 132 to disclose the Company’s indemnification obligations under the advisory services agreement. The Company believes that the other material terms of the agreement are already disclosed.

Appendices B, C and D

25.	We note that the third party engineering reports present unproved reserves for the two Windsor entities which will be contributed to you, but the pertinent Item 1200 information for these reserve volumes is omitted. Please amend your document to disclose the information described in Items 1202(a)(l)-a(5) of Regulation S-K for these reserve volumes. Alternatively, you may file third party reports that omit unproved reserves.

Response: In response to the Staff’s comment, the Company has filed the revised third party reports that omit unproved reserves.

26.	We note that the third party report for Gulfport states (page [D-2]) that the included evaluated Texas properties represent 100 percent of the total net proved reserves of Gulfport as of December 31, 2011. Gulfport’s 2011 annual report on Form 10-K exhibits the same report as well as an additional report representing 33 percent of Gulfport’s reserves attributed to properties in Colorado and Louisiana. It appears that Appendix D report could present 100 percent of Gulfport’s Texas proved reserves. Please explain these differences to us and, if necessary, file a third party report that presents the correct share of Gulfport’s proved reserves.

Response: In response to the Staff’s comment, the Company has filed a revised third party report that evaluates 100% of Gulfport’s Permian Basin area reserves as of December 31, 2011.

Supplemental Information on Oil and Natural Gas Operations (Unaudited), page F-23

Oil and Natural Gas Reserves, page F-26

27.

With regard to your PUD reserves that are currently scheduled—in your document and third party reserve report—to be drilled beyond five years after initial booking, your response 43 to our March 13, 2012 letter presents your intention “to drill all of such locations by the end of 2014”. Pursuant to Rule 4-10(a)(31)(ii): (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. We view this commitment as a necessary requirement in the attribution of PUD reserves. Please amend your document—and file

June 8, 2012

United States Securities and Exchange Commission

conforming third party reserve reports—to schedule all disclosed PUD reserves for drilling within five years of initial booking. This comment applies also to the pro forma proved reserves you intend to acquire from Windsor UT and Gulfport. Alternatively, you may illustrate to us that the requested changes are not material with regard to your current disclosures.

Response: In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested third party reserve data for Windsor Permian and Windsor UT. Windsor Permian is the operator of all the properties currently owned by Windsor Permian, Windsor UT and Gulfport that will be owned by the Company upon completion of the Transactions, and has sole control over the timing of when these PUDs will be drilled. Gulfport owns only non-operated interests and Windsor Permian or Windsor UT own an equal undivided interest in all acreage owned by Gulfport in the Permian Basin. All the PUDs included in the third party reserve data are scheduled to be drilled within five years of their initial booking. Please note that the referenced data is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933 and under the Freedom of Information Act and is not being filed electronically as part of this letter.

Principal changes in the standardized measure of discounted future net cash flows, page F -27

28.	FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of “Previously estimated development costs incurred during the period” in the determination of annual changes to the standardized measure. Please amend your document here, page F-41 and page F-46 to comply with ASC 932.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-27, F-64 and F-79 to comply with ASC 932.

Financial Statements—Certain Property Interests of Gulfport Energy Corporation

Note A—Basis of Presentation, page F-44

29.	We note your disclosure in the second paragraph explaining that you excluded various expenses “as these costs may not be comparable to the expenses expected to be incurred on a prospective basis.” We believe your description of expenses excluded is appropriate although you should not indicate this is the reason you have not provided a complete set of financial statements. Your assertions in the third paragraph are consistent with our understanding of your situation and would ordinarily suffice.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-77 to delete the reason for the exclusion.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

June 8, 2012

United States Securities and Exchange Commission

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick
Chief Financial Officer and
Executive Vice President

cc: Seth R. Molay, P.C.